January 10, 2014

Writer’s Direct Number:
011-52-461-618-3555

Writer’s Email Address:
daniel.salazar.ferrer@bachoco.net

BY EDGAR Ms. Linda Cvrkel Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Fax: (202) 772-9202

Industrias Bachoco, S.A.B. de C.V.,

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-33030

Dear Ms. Cvrkel:

Industrias Bachoco, S.A.B. de C.V., (the “Company” or “we”) has received a comment letter dated December 23, 2013 concerning the above-referenced filing on Form 20-F (the “2012 20-F”) from the Staff of the Securities and Exchange Commission (the “Staff”). On behalf of the Company, I advise you as follows regarding your comments as noted below:

General Note

Except as otherwise indicated, all data in this document is presented in nominal pesos unless otherwise indicated. References herein to “pesos” or “$” are to the lawful currency of Mexico.

References herein to “dollar”, or “USD$” are to the lawful currency of the United States of America.

Ms. Linda Cvrkel United States Securities And Exchange Commission Page 2

ITEM 5. Operating and Financial Review and Prospects, page 29

Operating Results, page 31

1. Please revise your discussion within operating results to include a description of the significant components (e.g. salaries, depreciation, rent, etc.) included within cost of sales and selling, general and administrative expenses pursuant to Item 5A of Form 20-F.

Response to Comment No. 1

Cost of Sales

The table below sets forth the Company’s cost of sales for the year ended December 31, 2011 and 2012:

In millions of pesos	For the Year Ended December 31,
	2011	2012	variation
Cost of sales	24,797.0	33,318.2	8,521.2

Our total cost of sales increased $8,521.2 or 34.4% for the year 2012, when compared to the year 2011. This increase was mainly driven by increases in the production costs of chicken, eggs and balanced feed, which increased 10.5%, 10.8%, and 11.2%, respectively, when compared to the year 2011.

Corn, sorghum and soybean meal are the main components of our production costs. These components are subject to high volatility caused by supply, weather conditions and exchange rates, among others. For the year 2012, we obtained approximately 47.0% of our grain needs in Mexico, and the remaining 53.0% was bought in the U.S. In the case of soybean meal, we obtained approximately 25.0% of our needs in Mexico, and the remaining 75.0% from other countries, mainly from the U.S.

The Company supplementally advises the Staff that our total cost of sales increased $8,521.2 million from 2011 to 2012 and the main components of this increase were:

•	$6,510.2 million or 76.4% of the total increase, was due to a full year integration of the companies we acquired in the second half of 2011, TROSI, MACSA, and mainly OK Foods.
•	$1,712.8 million or 20.1% of the total increase, was due to increases in the costs of our balanced feed raw materials, whose main ingredients are grain and soybean meal, both which displayed a high rate of volatility and historically high increases worldwide during 2012 when compared with 2011.

It is worth noting that the single largest component of our cost of sales is the cost related to our balanced feed raw materials, which has accounted for approximately 71% of our total cost of sales in the last few years.

Ms. Linda Cvrkel United States Securities And Exchange Commission Page 3

Lastly, besides balanced feed costs, our cost of sales includes other factors such are: salaries and wages and energy costs that have represented approximately 6.5% and 5.0% of our total cost of sales, respectively, in the last few years. There are also many other factors with much smaller contributions to our overall cost of sales. All of these secondary factors individually registered immaterial changes from 2011 to 2012.

General, Selling and Administrative Expenses

The table below sets forth the Company’s general, selling and administrative expenses for the year ended December 31, 2011 and 2012:

In millions of pesos	As of December 31,
	2011	2012	variation
General, Selling and Administrative Expenses	2,974.7	3,396.7	422.0

In 2012, our general, selling and administrative expenses (“SG&A”) totaled $3,396.7 million, compared to $2,974.7 million in 2011, representing an increase of $422.0 million or 14.2% that was mainly attributed to:

•	$329.0 million, or 78% of this increase, was due to a full year integration of the companies we acquired in the second half of 2011, TROSI, MACSA, and mainly OK Foods.
•	$42.4 million, or 10% of this increase, was due to an increase in salaries and wages.
•	$41.1, or 9.7% of the increase, was due to an increase in our transportation equipment and freights, both as part of our sales and marketing expenses.

The main components that comprise our SG&A are freight and transportation equipment expenses, salaries and wages, and publicity expenses, with contributions of approximately 35%, 32% and 5%, respectively, in the past few years.

It is worth noting that, in 2012, SG&A represented 8.6% of total sales compared to 10.7% reported in 2011. This improvement was as a result of our strict monitoring and control of our operating expenses.

The Company advises the Staff that we will include similar disclosure on the components of our costs of sales and general, selling and administrative expenses in our future annual reports on Form 20-F.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

2. We note the captions foreign exchange loss on loans and currency translation effect within operating activities and financing activities, respectively. Please explain the underlying nature of each and how you determined the amounts to be classified within operating versus financing activities.

Ms. Linda Cvrkel United States Securities And Exchange Commission Page 4

Response to Comment No. 2

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Foreign exchange loss on loans

We have loans denominated in US dollars to support our operations. Such currency differs from the functional currency of the Company which is the Mexican peso. We recognize as “Foreign exchange loss on loans” in the Consolidated Statements of Cash Flows the unrealized foreign currency gains and losses that result from the exchange rate variations of the US dollar in regards to these loans denominated in foreign currency.

This treatment follows paragraph 20 of International Accounting Standard (“IAS”) 7 “Statement of Cash Flows”, which states that under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss for the effects of:

(a)	…

(b)	non-cash items such as depreciation, provisions, deferred taxes, unrealized foreign currency gains and losses, and undistributed profits of associates.

Currency translation effect

The functional currency of our foreign subsidiaries in the United States (Bachoco USA, LLC and Subsidiaries) is the US dollar. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Mexican pesos at the exchange rate at the reporting date. The income and expenses of foreign operations are translated to Mexican pesos at the average exchange rate of the period of the transactions, considering that such average exchange rates approximate the exchange rates at the date of the transactions. This methodology is applied in accordance to paragraphs 39 and 40 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve in equity.

Currency translation effect presented in the Consolidated Statement of Cash Flows within financing activities represents the translation effects of certain monetary assets and liabilities. None of these amounts, nor any individual component thereof, are quantitatively and/or qualitatively significant to any category of cash flows in any reporting period. Despite their insignificance, we will evaluate the presentation in future filings to identify the respective portions of these figures with the related monetary assets and liabilities, as opposed to a separate presentation.

Notes to the financial statements

(3) Significant accounting policies, page F-10

(f) Biological assets, page F-17

Ms. Linda Cvrkel United States Securities And Exchange Commission Page 5

3. We note from your disclosure when the fair value cannot be reliably, verifiably and objectively determined, the assets are valued at production cost less accumulated depreciation and any cumulative loss. Please tell us and revise your disclosure to indicate the period over which such assets are depreciated and where depreciation related to such biological assets is recorded within your statements of operations. If such amounts are not classified within cost of sales, please explain why. We note that you recognized depreciation related to biological assets of $771,262 thousand and $861,339 thousand during December 31, 2011 and 2012, respectively. Please tell us where such amounts are included in your statements of operations and cash flows as it is not apparent from the current disclosures included in your Form 20-F.

Response to Comment No. 3

In response to the Staff’s Comment, the Company has prepared the explanation below:

Our biological assets are primarily comprised of grandparent stock hens and breeding hens, both of which are raised during their first 25 weeks of age before they reach their sexual maturity and subsequently are depreciated for a period of 40 weeks, which is their normal laying production period.

The recognized depreciation related to biological assets of $771,262 thousand and $861,339 thousand during the years ended December 31, 2011 and 2012, respectively, are included as one component of our hatching eggs cost, which finally becomes part of our total cost of sales in our Consolidated Statement of Comprehensive Income, page F-4.

As of January 1, 2011, December 31, 2011 and 2012, biological assets breakdown is as follows:

	Current Biological Assets	Non-current Biological Assets	Total
Balance at January 1, 2011	$153,993	750,288	904,281
Increase due to purchases	66,460	262,479	328,939
Decrease for sales	(888)	(20,561)	(21,449)
Increase due to births	186,176	-	186,176
Manufacturing cost	1,754,845	808,698	2,563,543
Depreciation	-	(771,262)	(771,262)
Transferred to inventories	(1,943,232)	-	(1,943,232)
Balance at December 31, 2011	$217,354	1,029,642	1,246,996

Balance at January 1, 2012	$217,354	1,029,642	1,246,996
Increase due to purchases	38,123	207,230	245,353
Decrease for sales	(7,166)	(325,116)	(332,282)
Increase due to births	257,261	-	257,261
Manufacturing cost	2,546,129	1,067,717	3,613,846
Depreciation	-	(861,339)	(861,339)
Transferred to inventories	(2,782,841)	-	(2,782,841)
Other	(2,378)	(12,014)	(14,392)
Balance at December 31, 2012	$266,482	1,106,120	1,372,602

On the other hand, considering that the laying production period of the hens is around 40 weeks (less than a year), such depreciation/consumption is included within operating activities in the “biological assets current and long term” captions in our Consolidated Statements of Cash Flows, page F-6, as part of the changes in our biological assets during the period, as explained below:

Ms. Linda Cvrkel United States Securities And Exchange Commission Page 6

Current and Non Current Biological Assets
In thousand of pesos	2011
Balance at December 31, 2011	$1,246,996
(-) Balance at January 1, 2011	904,281
Result	342,715

Current and Non Current Biological Assets
In thousand of pesos	2012
Balance at December 31, 2012	$1,372,602
(-) Balance at January 1, 2012	1,246,996
Result	125,606

In addition, the Company advises the Staff that we will revise our current disclosures to clarify information related to the depreciation of our biological assets in our future annual reports on Form 20-F.

Form 6-K filed July 9, 2013

4. We note the acquisition of Morris Hatchery during July 2013, however, we note no disclosure of the acquisition in your 2013 third quarter earnings release in your Form 6-K filed October 24, 2013. In this regard, please tell us the consideration exchanged for the acquisition of Morris Hatchery, the accounting treatment for the transaction within your financial statements and the price allocation reflecting the assets acquired liabilities assumed, and any goodwill recognized.

Response to Comment No. 4

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The amount paid for the acquisition of Morris Hatchery was USD$10.5 million. The Company considers this an acquisition of a business and accounted for the transaction within our interim unaudited financial statements as of and for the nine month period ended September 30, 2013 under IFRS 3, Business Combinations, as follows:

•	We recognized USD$0.3 million as inventory and current biological assets within the “inventory” line item and USD$5.9 million as non-current biological assets within the “other assets” line item of our Consolidated Statement of Financial Position included in our Form 6-K filed October 24, 2013;;
•	USD$0.9 million as fixed assets; and
•	USD$3.3 million as goodwill within the “other assets” line item of our Consolidated Statement of Financial Position included in our Form 6-K filed October 24, 2013.

Ms. Linda Cvrkel United States Securities And Exchange Commission Page 7

We did not assume any liability as a result of this transaction.

We informed the market of this transaction on July 9, 2013, stating that it was a strategic acquisition for our Company, since it rapidly reinforced our supply of hatching eggs for our Mexico and U.S. operations, when there was a shortage of supply of hatching eggs in the industry and because it was an operation located in a region far enough from our current breeding complexes, thereby increasing dispersion and reducing sanitary risks for our operations

The Company supplementally advises the Staff that we will clearly explain in our next annual report on Form 20-F the consideration exchanged for the acquisition of Morris Hatchery and the accounting treatment of this acquisition in our audited consolidated financial statements as of and for the year ended December 31, 2013.

Ms. Linda Cvrkel United States Securities And Exchange Commission Page 8

Form 6-K filed September 3, 2013

5. We note your change in independent auditors on September 3, 2013. We remind you that pursuant to Item 16F of Form 20-F you are required to provide the disclosures regarding the change in independent accountants as part of your next annual report on Form 20-F or any registration statement. Please confirm your understanding of the matter in your next response to us.

Response to Comment No. 5

The Company advises the Staff that we understand the matter of providing the disclosure regarding the change in our independent accountants as part of our annual report on Form 20-F or any registration statement and will do so in our 2013 annual report on Form 20-F.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that we is responsible for the adequacy and accuracy of the disclosure in our filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-52-461-618-3555 or our counsel, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Daniel Salazar Ferrer

Daniel Salazar Ferrer

cc:	Rodolfo Ramos Arvizu- Chief Executive Officer – Industrias Bachoco S.A.B. de C.V.
Antonia E. Stolper – Shearman & Sterling LLP